www.linkedin.com/in/
michaellambert (LinkedIn)

Top Skills

SaaS
Enterprise Software
Cloud Computing

Michael Lambert

Grateful to partner with some of the best clients in the world to help keep their employees and residents personally safe by avoiding danger altogether.
Lancaster, Pennsylvania, United States

Summary

A multilingual enterprise sales leader with an unbroken string of organizational turnaround successes, Michael is a board-facing executive with the skills to build and execute growth plans on all fronts: recruiting, market planning, P&L execution, pipeline and forecast management, etc. He recently helped his former company exit private equity with an attractive multiple and is working diligently to repeat a parallel experience with his current company. He has industry expertise in discrete manufacturing, med device, aerospace, automotive, oil & gas, financial services, pharmaceutical, autonomous vehicles, additive manufacturing, and supply chain.

He thrives in building teams skilled at complex solution opportunity identification, executive relationship-building, business development, deal-making, consultative selling and delivery. He speaks, reads and writes Japanese and Spanish.

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Experience

Bond
Head of Commercial Operations
February 2024 - Present (5 months)
Lancaster, Pennsylvania, United States

Lead all commercial operations globally for Bond, including all go-to-market functions. Who are we?
The Problem:
- In ~99% of situations in which our employees, customers, community or family members feel uncomfortable or unsafe - it is premature to call 911, since it is not yet an emergency
o walking alone at night, to and from the office
o picking up a car at a parking lot,
o encountering a stranger with no one around (ride sharing, deliveries, nurse / sales rep visiting new location, etc.)

o worrying about our children when we now have to go into the office and can't be home for them
- until it is too late to dial 911 (being attacked or incapacitated).
The Solution:
- A robust platform that allows individuals to call professional attention to themselves and get help.
o Professional grade Personal Security Agents and technologies that can - on demand
monitor an individual,
potentially detect that something is out of the ordinary,
and then take action in order to remedy the situation,
offer guidance, de-escalation of a situation, deterrence,
orchestrate 3rd party services and first responders.
- This is exactly what Bond is.
- Preventative Personal Security Services: Effective, Affordable, Scalable, while preserving privacy.
- Bond's services are unmatched in terms of breadth and depth: technology, AI, and Bond agents.

Vectra AI
3 years 5 months

Area Vice President
January 2023 - January 2024 (1 year 1 month)
Lancaster, Pennsylvania, United States

Vectra provides the fastest, most efficient way to find and stop hidden cyber attackers in your network, cloud, SaaS and identity. Designed by an award-winning team of data scientists and security practitioners, we holistically approach security by capturing cloud, IAM, SaaS and network metadata at scale, enriching it with machine learning-derived security information, and flexibly applying it to power all of your detection-and-response use cases. Vectra is the world leader in AI-powered intelligent threat detection and response on the network, in the cloud, in your SaaS and for your Identity.

Regional Director, Northeast
September 2020 - January 2023 (2 years 5 months)
Lancaster, Pennsylvania, United States

Vectra provides the fastest, most efficient way to find and stop hidden cyber attackers inside your networks. Designed by an award-winning team of data scientists and security practitioners, we holistically approach security by capturing network metadata at scale, enriching it with machine learning-derived security information, and flexibly applying it to power all of your detection-and-response use cases. Vectra is the world leader in AI-powered intelligent threat detection and response on the network.

Self-employed
Executive Consultant
December 2018 - September 2020 (1 year 10 months)
Lancaster, Pennsylvania Area

MSC Software
VP, Americas
October 2012 - September 2018 (6 years)
Greater Philadelphia Area

Sales, pre-sales technical, service and tech support for the Americas.

PTC
4 years 3 months

Sr. Regional Director, Midmarket
October 2011 - October 2012 (1 year 1 month)
Chicago, IL

Lead a sales team supporting PTC's medium-sized clients. >150% attainment for FY 2012.

Regional Director
August 2008 - September 2011 (3 years 2 months)
Chicago, IL, USA

Lead a software and services sales team across several states in the Midwest, centered around Chicago.

Finished FY 2009 @ 137% of quota, FY 2010 @ 116%, FY 2011 @ 129%.

IBM
8 years

Client Manager
February 2005 - July 2008 (3 years 6 months)

Own client relationship for certain lines of business on the Ford Motor Company account. Represent entire IBM product and services portfolio.

Global Sales, x86 Servers
August 2003 - February 2005 (1 year 7 months)

Responsible for direct and competitive sales for IBM's xSeries x86 (Intel and AMD) server brand across all three geographies: Americas, Europe, and Asia Pacific.

Internal IT Consultant
February 2002 - August 2003 (1 year 7 months)

End-to-end IT project responsibility for IBM's Intel server brand internal IT portfolio: identifying business requirements, scoping projects to address gaps, securing funding, and ensuring successful project delivery.

Channel Fulfillment Program Manager
August 2000 - February 2002 (1 year 7 months)

Supply chain optimization and channel management for IBM's UNIX server brand "value add" US distributors, Avnet, Pioneer Keylink and Gates Arrow. Responsible for smooth flow of configurable server value chain, to include parts availability, product transitions, tool support, and business planning. Managed critical issues, built relationships with these key business partners, and consulted on strategic process improvements.

US Marine Corps
5 years 3 months

Captain, Aviation Supply
June 1996 - August 2000 (4 years 3 months)

Stationed in Japan and North Carolina, USA. Held various positions in a fast paced supply chain organization in support of Marine fighter jet repair operations. ~10K transactions / month, ~$300M inventory, ~180 Marines in 8 departments under my direction. Ran all aspects of high velocity value chain: demand / supply planning, replenishment, requisitions, warehousing, shipping / receiving, IT systems support, vendor management, high-priority requests, etc.

Lieutenant, World Class Athlete Program
June 1995 - June 1996 (1 year 1 month)

The Marine Corps asked me compete for a position on the US Rowing Team. Highlights of my rowing history:
- 1994 US national champion in men's 4+ and 8+ events
- 1995 US Rowing Team (world championships in Tampere, Finland).
- 1996 US Olympic training team, San Diego, CA
- 1997 US national champion in men's 2- event

Education

United States Naval Academy

BS, Mathematics, Engineering · (1991 - 1995)